Mail Stop 4561

      					November 3, 2005


Michael J. Thorne
Chief Financial Officer
DynCorp International LLC
8445 Freeport Parkway, Suite 400
Irving, Texas  75063

Re:	DynCorp International LLC
	Amendment No. 2 to Registration Statement on Form S-4
      Filed October 28, 2005
      File No. 333-127343

Dear Mr. Thorne:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please continue to monitor the updating requirements of Rule 3-
12
of Regulation S-X.

Pro Forma Financial Information, page 32

2. Please advise us and disclose as appropriate the purpose of presenting pro forma financial data for the twelve months ended
July
1, 2005 under Article 11 of Regulation S-X.


Business, page 71

Legal Proceedings, page 84

3. We note that you were served with a complaint in a false claims act case on August 15, 2005. Please revise to include the name of the court or agency where the proceeding is pending, the principal parties, the date the proceeding began and the relief sought. Refer to Item 103 of Regulation S-K.

Description of Material Indebtedness, page 96

4. We note the revised disclosure on page 96 that prior to the consummation of this offering you intend to obtain a waiver from your lenders. Please revise to clarify, if true, that the offering to which you are referring is the initial public offering of your parent and confirm that no waiver from your lenders is required for this exchange offer.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-8

5. We have considered your response to our prior comment 21. Please revise your disclosure to describe the reorganization that occurred immediately prior to the purchase of Dyncorp International LLC by Dyncorp International Inc and the basis in GAAP for accounting for the transaction as a reorganization of entities under common control.

Note 10 - Long-Term Debt, page F-23

6. We note that there are restrictions on the payment of dividends as a result of your debt agreements. Please advise us how you complied with the disclosure provisions of Rule 4-08(e) of Regulation S-X.
In
addition, advise us how you evaluated whether Schedule I under Rule
5-04 of Regulation S-X was required.



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Telewicz at 202-551-3438 or Cicely
Lucky, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters.
Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3694 with any other questions.

	Sincerely,



	Owen Pinkerton
	Senior Counsel

cc:	Michael R. Littenberg, Esq. (via facsimile)
	Schulte Roth & Zabel LLP
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Michael J. Thorne
DynCorp International LLC
November 3, 2005
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